UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister:

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

☐	Election of status as a Business Development Company

2.	Name of fund: Western Asset Emerging Markets Floating Rate Fund Inc.

3.	Securities and Exchange Commission File No.: 811-08338

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of principal executive office (include No., Street, City, State, Zip Code):

55 Water Street

New York, NY 10041

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

George P. Hoyt, Esq.

Legg Mason & Co., LLC

620 Eighth Avenue – 49th Floor

New York, New York 10018

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

State Street Bank and Trust Company

225 Franklin Street

Boston, Massachusetts 02110

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐     Open-end                                         ☒    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Legg Mason Partners Fund Advisor, LLC

620 Eighth Avenue

New York, NY 10018

Western Asset Management Company

385 East Colorado Boulevard

Pasadena, CA 91101

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es): N/A

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐    Yes             ☒    No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15. (a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ☐    No

If Yes, state the date on which the board vote took place: February 13 and 14, 2008 and February 4 and 5, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒    Yes             ☐    No

If Yes, state the date on which the shareholder vote took place: August 27, 2009

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐    Yes             ☒    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐    Yes             ☒    No

(c)	Were the distributions made pro rata based on share ownership?

☐    Yes            ☒    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Each outstanding share of Western Asset Emerging Markets Floating Rate Fund Inc. (“EFL”) common stock, was converted into an equivalent dollar amount (to the nearest one tenth of one cent) of full shares of Western Asset Emerging Markets Debt Fund Inc. (“EDF”) common stock, based on the net asset value per share of each of the parties at 4:00 p.m. Eastern Time on the business day prior to the effective date of the merger. No fractional shares of EDF common stock were issued to the holders of EFL common stock. In lieu thereof, EDF purchased all fractional shares of EDF common stock at the current net asset value per share of EDF common stock for the account of all holders of fractional interests, and each such holder received such holder’s pro rata share of the proceeds of such purchase.

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐    Yes             ☒    No            N/A

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐    Yes             ☒    No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒    Yes            ☐    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐    Yes             ☒    No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐    Yes             ☒    No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes             ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐    Yes             ☒    No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$60,000

(ii)	Accounting expenses:	$15,000

(iii)	Other expenses (list and identify separately):

	a. Printing/Mailing/Proxy Solicitation	$30,000

(iv)	Total expenses (sum of lines (i)-(iii) above):	$105,000

(b)	How were those expenses allocated?

The costs of the merger were borne by Legg Mason, Inc. (“Legg Mason”) and its affiliates, Western Asset Emerging Markets Floating Rate Fund Inc. and Western Asset Emerging Markets Debt Fund Inc. Legg Mason and its affiliates agreed to bear 50% of the expenses incurred in connection with the merger. The remaining 50% were borne by each fund in proportion to their respective total assets.

(c)	Who paid those expenses?

The costs of the merger were borne by Legg Mason and its affiliates, Western Asset Emerging Markets Floating Rate Fund Inc. and Western Asset Emerging Markets Debt Fund Inc. Legg Mason and its affiliates agreed to bear 50% of the expenses incurred in connection with the merger. The remaining 50% were borne by each fund in proportion to their respective total assets.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐    Yes             ☒     No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐    Yes            ☒     No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐    Yes             ☒     No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger: Western Asset Emerging Markets Debt Fund Inc.

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811- 21343

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Merger was included as Appendix A to Western Asset Emerging Markets Debt Fund Inc.’s Registration Statement on Form N-14, which was filed with the Commission on July 2, 2009 under the file numbers of Western Asset Emerging Markets Debt Fund Inc. (811-21343).

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Western Asset Emerging Markets Floating Rate Fund Inc., (ii) he is the Controller of Western Asset Emerging Markets Floating Rate Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/S/ Steven Frank
Steven Frank